Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of which Slide Insurance Holdings, Inc. has controlling interest.

Name	State or Country of Incorporation or Organization
Slide Insurance Co.	Florida
Slide Specialty Insurance Company	Rhode Island
Slide MGA, LLC	Florida
Slide Technologies, LLC	Florida
Slide Reinsurance Holdings, LLC	Florida
Stat Claims Co.	Florida
Trusted Mitigation Contractors, Inc.	Florida
Clegg Insurance Advisors, LLC D/B/A Homefront	Florida
SIH Technologies LLP	India
SJIG Target, LLC	Delaware